UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	December 31, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Broadcaster, Inc.
Full Name of Registrant

Former Name if Applicable

9201 Oakdale Avenue, Suite 200
Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007, could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company's financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Blair Mills	818	206-9274
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended December 31, 2007,  the Board of Directors of the Company determined to implement a plan to shut down the  Company’s business operations in a manner that would preserve the value of the Company’s assets and share value.  On December 13, 2007, the Board of Directors determined the specifics of the implementation of the plan, which included terminating most of the employees. The financial statements  for the quarter ended December 31, 2007 reflect the shut down of the Company’s wholly owned subsidiary Broadcaster Interactive, Inc.; therefore, comparisons between the results of operations for the quarter ended December 31, 2007 and December 31, 2006 will differ significantly because the December 31, 2007 financial statements only include results from continuing operations. As a result, there was a significant increase in the net loss for the quarter ended December 31, 2007 as compared to the prior year period, which is attributable primarily to an increase in impairment expenses for the quarter (which was offset slightly by a decrease in sales and marketing expenses), an increase in general and administrative expenses and, to a lesser extent, a decrease in net revenues.

Broadcaster, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 2008	By:	/s/ BLAIR MILLS
Chief Financial Officer